Tembec Inc.

Annual Information Form

December 15, 2005

For the fiscal year ended September 24, 2005

TABLE OF CONTENTS

DOCUMENTS INCORPORATED BY REFERENCE			3
GLOSSARY			3
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS			3
ITEM 1 -	DATE OF ANNUAL INFORMATION FORM		4
ITEM 2 -	CORPORATE STRUCTURE		4
ITEM 3 -	GENERAL DEVELOPMENT OF THE BUSINESS		6
	3.1	BUSINESS OVERVIEW	6
	3.2	THREE YEAR HISTORY	7
	3.3	TRENDS	7
ITEM 4 -	NARRATIVE DESCRIPTION OF THE BUSINESS		8
	4.1	PRINCIPAL OPERATIONS	8
		4.1.1 Forest Products Group	8
		4.1.2 Pulp Group	12
		4.1.3 Paper Group	13
	4.2	ENVIRONMENTAL AND SOCIAL POLICIES	15
	4.3	RESEARCH AND DEVELOPMENT	17
	4.4	COMPETITION	17
	4.5	RISK FACTORS	17
ITEM 5 -	DIVIDEND POLICY		20
ITEM 6 -	GENERAL DESCRIPTION OF CAPITAL STRUCTURE		20
	6.1	GENERAL DESCRIPTION OF CAPITAL STRUCTURE	20
	6.2	RATINGS	21
ITEM 7 -	MARKET FOR SECURITIES OF THE COMPANY		22
ITEM 8 -	DIRECTORS AND OFFICERS		22
	8.1	INFORMATION CONCERNING DIRECTORS	22
		8.1.1 Independence	25
	8.2	AUDIT COMMITTEE	25
		8.2.1 General	25
		8.2.2 Mandate of the Audit Committee	25
		8.2.3 Relevant Education and Experience of the Audit Committee Members	25
		8.2.4 External Auditor Service Fees	26
		8.2.5 Policies and Procedures for the Engagement of Audit and Non-Audit Services	27
	8.3	INFORMATION CONCERNING NON-DIRECTOR OFFICERS	27
ITEM 9 -	LEGAL PROCEEDINGS		28
	9.1	COUNTERVAILING AND ANTIDUMPING DUTIES	28
	9.2	GENERAL	28
ITEM 10 -	TRANSFER AGENT		28
ITEM 11 -	MATERIAL CONTRACTS		28
ITEM 12 -	INTERESTS OF EXPERTS		29
ITEM 13 -	ADDITIONAL INFORMATION		29

Annual Information Form

DOCUMENTS INCORPORATED BY REFERENCE

Certain specifically identified pages of the audited consolidated financial statements for the fiscal year ended September 24, 2005 (the "2005 Financial Statements"), the report of the auditors thereon dated November 8, 2005, the management's discussion and analysis thereof (the "2005 MD&A"), and certain specifically identified pages of the Management Proxy Circular dated December 5, 2005 prepared in connection with the January 26, 2006 annual meeting of the shareholders of Tembec Inc. (the "2006 Proxy Circular") filed with the securities commission or similar authority in each of the provinces of Canada are incorporated by reference into and form an integral part of this Annual Information Form.

GLOSSARY

Unless otherwise noted or the context otherwise indicates, references to the "Company" in this Annual Information Form are to Tembec Inc. References to "Tembec" are to, as the context may require, either the Company or the Company together with one or more of its subsidiaries (the "Subsidiaries"), affiliates and its interests in joint ventures and other entities. Reference to "Industries" is to Tembec Industries Inc., a wholly-owned subsidiary of the Company. In addition, unless otherwise defined herein, certain terms are defined in the glossary included on page 30 of this Annual Information Form.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements contained in this Annual Information Form, including statements which may contain words such as "anticipate", "could", "expect", " seek", "may", " likely", "intend", "will" , "believe" and similar expressions, statements that are based on current expectations and estimates about the markets in which Tembec operates and statements of Tembec's belief, intentions and expectations about developments, results and events which will or may occur in the future, statements relating to trends, expected operating cost savings and expected capital expenditures, constitute "forward-looking statements". These statements are based on certain assumptions and analyses made by Tembec derived from its experience and perceptions. In addition, other written or oral statements that would constitute forward-looking statements may be made from time to time by or on behalf of Tembec.

The accuracy of such statements is subject to a number of risks, uncertainties and assumptions that may cause actual results to differ materially from those projected, including, but not limited to:

  The demand and prices for the products that Tembec sells;
  Fluctuations in the exchange rate of the Canadian dollar to the US dollar and to the Euro;
  Fluctuations in duties imposed on lumber exported to the United States;
  The effect of general economic conditions, including the level of interest rates;
  Raw material availability and prices;
  The risk of loss from fires, floods and other natural disasters;
  The availability and retention of qualified personnel or management;
  Labour unrest;
  Levels of capital expenditures required to maintain and upgrade processes;
  The effect and enforcement of forestry, land use, environmental and other governmental regulations;
  Transportation costs;
  Competitive actions by other companies;
  Performance of pension fund investments;

In addition, other risks could adversely affect Tembec and it is not possible to predict or assess all risks. Tembec's actual results, performance or achievement could differ materially from those expressed in, or implied by, these forward-looking statements and, accordingly, no assurance can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits, including the amount of proceeds, Tembec will derive therefrom. Tembec disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

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TEMBEC INC.
ANNUAL INFORMATION FORM

ITEM 1 - DATE OF ANNUAL INFORMATION FORM

This Annual Information Form (the "Form") is dated as of December 15, 2005. Except as otherwise indicated, the information contained in this Form is stated as at September 24, 2005.

ITEM 2 - CORPORATE STRUCTURE

Tembec was incorporated under Part 1 of the Companies Act (Québec) on July 12, 1972 and continued under Part 1A of the Companies Act (Québec) by Certificate of Continuance dated March 18, 1983. Amendments to the Company's articles were made at various times for the main purpose of modifying the authorized share capital.

The Company's head office is located at Suite 1050, 800 René-Lévesque Blvd. West, Montreal, Québec, H3B 1X9, telephone: 514-871-0137. Its website is found at www.tembec.com.

The chart below shows Tembec's principal facilities by industry segment and, where appropriate, the subsidiaries or affiliates that operate them. Where the percentage of ownership is less than 100%, it is indicated.

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CORPORATE ORGANIZATION CHART

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Investments

SPF Lumber

Tembec holds a 50% interest in Temrex Forest Products, Limited Partnership, which owns and operates two sawmills in the Gaspé region of the province of Québec, respectively located in Nouvelle and St-Alphonse, Québec.

Engineered Wood

Tembec holds a 50% interest in Temlam Inc. ("Temlam"), which owns and operates an engineered wood products business comprised of laminated veneer lumber ("LVL") plants in Ville Marie and in Amos, Québec, 3 wood I-beam plants located in Blainville, Québec, Bolton, Ontario and Calgary, Alberta, as well as a metal plate and web facility located in Bolton, Ontario.

Specialty Cellulose

Tembec holds a 50% interest in AV Cell Inc. which owns and operates a dissolving pulp mill located in Atholville, New Brunswick.

Tembec holds a 25% interest in AV Nackawic Inc. which owns a hardwood kraft pulp mill located in Nackawic, New Brunswick scheduled to be restarted in early calendar 2006 and intended to be converted to a specialty cellulose mill.

Northern Bleached Softwood Kraft

Tembec holds a 50% interest in Marathon Pulp Inc. which owns and operates a softwood kraft pulp mill in Marathon, Ontario.

Radiata Pine Lumber

Tembec holds a 34% economic and 50% voting interest in Foraction Chili Inc. which owns and operates a sawmill in Curanilahue, Chile.

Specialty Cellulose

Since November 9th, 2005, Tembec holds a 25% interest in AV Nackawic Inc. which owns a hardwood kraft pulp mill located in Nackawic, New Brunswick scheduled to be restarted in early calendar 2006 and intended to be converted to a specialty cellulose mill

ITEM 3 - GENERAL DEVELOPMENT OF THE BUSINESS

3.1  BUSINESS OVERVIEW

Tembec is a large, diversified and integrated forest products company with operations principally located in North America and in France. Its business segments are forest products, pulp, paper and chemicals. As the chemical business represents less than 10% of the Company's consolidated sales and consolidated assets, it is not discussed in this annual information form.

Tembec produces approximately 1.7 billion board feet of lumber, 2.2 million tonnes of pulp and 1.1 million tonnes of newsprint and paper. For the fiscal year ended September 24, 2005, Tembec had sales of $3.6 billion, EBITDA of $25.1 million, and net losses of $304.3 million. Tembec's total assets at that date were $3.4 billion and it employed approximately 10,000 people. The segmented results and the breakdown of sales of the Company's products by geographic areas is shown on pages 64 to 66 of the Company's 2005 Financial Statements.

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Tembec's strategy is to (i) be diversified into forest products, pulp products and paper products; (ii) strive to maintain low cost, efficient operations; and (iii) utilize its technical and operating expertise to develop niche products and markets within its business segments.

3.2  THREE YEAR HISTORY

In the last three fiscal years, Tembec was active in consolidating its presence in the forest products sector, securing its fibre supply, modernizing and expanding in the pulp sector, raising capital and renewing its operating lines of credit.

Pulp Group

In the pulp group, a high-yield pulp mill located in Chetwynd, British Columbia was added to Tembec's existing Temiscaming and Matane, Québec, high-yield pulp mills to make Tembec the preeminent Canadian supplier of high-yield pulps. This increased its total manufacturing capacity to 2.2 million tonnes.

The Temiscaming specialty cellulose mill modernization was completed during the last fiscal year. The $140 million project increased the production capacity of the mill by 10,000 tonnes and consisted in upgrading the pulp screening and washing, bleach stock washing and screening, dry machine and finishing, chip screening and digester areas of the mill.

Forest Products Group

As part of its strategy to contribute to much needed consolidation in the softwood lumber industry in North America, and to further secure its long-term fibre base for its pulp and paper manufacturing operations in Ontario and Québec, Tembec acquired two sawmills located in La Sarre and Senneterre, Québec for $59.1 million, including working capital as well as a sawmill from Weyerhaeuser located at Chapleau, Ontario for $25.4 million, including working capital.

In the last fiscal year, Temlam completed the construction of a 5.0 million cubic feet LVL plant at Amos, Québec at a cost of $130 million. The plant is currently in its start-up phase which is progressing well. It is expected to be fully commissioned by the end of the calendar year. Temlam already owns and operates a LVL plant at Ville-Marie, Québec.

Consolidation

In the last fiscal year, Tembec announced the shutdown of five sawmills and one remanufacturing facility in the forest products group and one mill and one paper machine in the paper group. These closures were necessary in light of the stronger Canadian dollar and other fundamental issues affecting their long-term competitiveness.

Financing

In the spring of 2003, Industries issued US $100 million of 8.625% senior notes due 2009 by way of a private placement, which were unconditionally guaranteed on a senior unsecured basis by the Company. These notes were subsequently registered.

In the spring of 2005, Tembec put in place a three-year committed revolving line of $150 million with CIT Business Credit Canada Inc., and a three-year committed revolving line of $200 million with a syndicate of banks, both of which replaced existing operating facilities.

3.3  TRENDS

Reference is made to the Outlook section contained on pp. 57 and 58 of the 2005 MD&A.

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ITEM 4 - NARRATIVE DESCRIPTION OF THE BUSINESS

4.1  PRINCIPAL OPERATIONS

Tembec's business is centered around the production and sale of forest, pulp and paper products. The manufacturing assets of the Company are located primarily in Canada, with a fairly large presence in the eastern part of the country, namely, Northeastern Ontario and Northwestern Québec.

Tembec has approximately 10,000 employees of which approximately 6,600 are covered by collective bargaining agreements. At the end of September 2005, there were 7 agreements covering 1,388 employees that had expired. During fiscal 2006, a total of 17 agreements covering 2,053 employees will expire. .

The birthplace of the Company is the town of Temiscaming, Québec. It is one of the more significant production sites owned by Tembec, which represents approximately 16% of consolidated sales. The Temiscaming complex, as the site is referred to, includes 3 pulp lines which produce specialty cellulose and high-yield pulps, a 3-ply coated paperboard machine, an ethyl alcohol production facility, a liquid resin plant, a lignosulfonate spray drying operation, a biomass boiler which generates steam and electricity, burns wood waste and sludge as well as primary and secondary effluent treatment facilities.

The lumber and paper businesses are more North American in nature and the Company's assets in these segments are located in this market. The pulp business is global in nature, with Europe being the largest consumer. Three of the eleven pulp mills, which represent 50% of its kraft pulp production and 40% of its specialty pulp production, are located in Europe. The other eight pulp mills are located in Canada. The following sections provide specifics in relation to each of the Company's principal business segments.

4.1.1 Forest Products Group

The Forest Products Group produces an extensive range of commodity and value-added forest products focusing on three main product groups: (i) Spruce, Pine, Fir Lumber ("SPF") and OSB Panels, (ii) Specialty Wood products and (iii) Engineered Wood products. For the fiscal year ended September 24, 2005, the Forest Products Group generated external sales of $1.2 billion and EBITDA of $55.0 million. The Forest Products Group's annual sales accounted for approximately 32% of Tembec's total consolidated sales in fiscal 2005.

The following table summarizes the annual operating levels of each facility by product group:

SPRUCE, PINE, FIR LUMBER AND PANELS

Location and Product	MFBM

Stud Lumber
Taschereau/La Sarre, QC(1)	200,000
Senneterre, QC	150,000
Cochrane, ON	170,000
Kapuskasing, ON	105,000

Random Lumber
Elko, BC (2)	270,000
Canal Flats, BC (2)	180,000
Hearst, ON	160,000
Timmins, ON	100,000
Chapleau, ON	135,000
Bearn, QC	110,000
Nouvelle/St-Alphonse, QC(3)	75,000

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Finger Joint Lumber
Cranbrook, BC	25,000
1,680,000
MSF
Saint-Georges, QC - OSB	1,700,000

SPECIALTY WOOD
Location and Product	MFBM
Mattawa, ON - Pine and Hardwood Lumber	30,000
Huntsville, ON - Hardwood Lumber	30,000
Huntsville, ON - Hardwood Flooring	18,000
Toronto, ON - Pre-Finished Hardwood Flooring	10,000
Brassac, France - Pine Lumber	15,000
Curanilahue, Chile(4) - Radiata Pine Lumber	13,000
116,000
ENGINEERED WOOD
Location and Product	Thousand ft. [3]
Ville-Marie, QC(5) - Laminated Veneer Lumber	450
Amos, QC (5)(6)- Laminated Veneer Lumber	2, 500
2,950

MFBM
La Sarre, QC - Engineered Finger Joint Lumber	60,000

Thousand linear ft.
Bolton, ON(5) - Wood I-Beams	30,000
Calgary, AB(5) - Wood I-Beams	10,000
Blainville, QC(5) - Wood I-Beams	3,000
43,000

Million lbs
Bolton, ON(5) - Metal Plates and Webs	10.0

(1) Sites are operated as a combined entity.

(2) The Elko and Canal Flats Sawmills rely on Cranbrook Planing Mill to dry and dress 80,000 mfbm of lumber. (3) Volumes reflect 50% of the actual capacity as the units are part of the Temrex joint venture.

(4) Volume reflects 34.31% of the actual plant capacity as the unit is part of the Foraction joint venture whose financial results are not consolidated with those of the Company.

(5) Volumes reflect 50% of the actual plant capacity as the units are part of the Temlam joint venture. (6) Projected capacity as mill is in start-up phase.

Products and Markets

The SPF lumber sawmills produce various types, species and grades of lumber which are used primarily for residential and commercial construction. Higher value SPF lumber products include J-Grade, TemPlusTM and TemSelectTM and machine stress rated ("MSR") grades. OSB panels are used in residential construction and industrial applications.

Pine and hardwood lumber are used in a wide variety of applications, including furniture, flooring and specialty residential and commercial applications.

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Hardwood flooring products are targeted for residential, commercial and recreational applications.

The engineered wood products business manufactures LVL and I-beams which are used in specialized residential and commercial construction applications such as roof and floor truss systems as well as beam and header applications.

In addition, the Forest Products Group produces and ships approximately 2.0 million tonnes of wood chips, approximately 85% of which are directed to Tembec's pulp and paper facilities.

The SPF lumber industry is subject to both cyclical and seasonal fluctuations in demand, which can lead to volatility in prices. North American solid wood products demand is influenced by the general level of economic activity, consumer confidence and interest rates. All of the above impact on housing construction starts, which is generally regarded as the best indicator of lumber demand. The total North American lumber demand is approximately 68 billion board feet, with U.S. demand of approximately 56 billion board feet and the balance being consumed in Canada. U.S. producers currently supply 35 billion board feet, leaving a U.S. domestic shortfall of approximately 21 billion board feet. Canadian producers annually sell a total of 33 billion board feet, shipping 19 billion board feet to the U.S. and exporting 2 billion board feet outside North America. The remaining 12 billion board feet is consumed domestically in Canada. The Company's geographic sales activity is generally aligned with this breakdown. In fiscal 2005, 38% of the consolidated sales occurred in Canada and 56% in the United States of America. As a result of the significant dependence on the U.S. market, Tembec's forest products competitiveness is heavily influenced by the relative strength of the Canadian dollar versus the U.S. dollar. Tembec's production capacity represents less than 2.5% of the North American SPF lumber capacity.

The Forest Products Group business is highly commoditized and fosters a highly diversified customer base. Products are sold by Tembec's own internal sales force to wholesalers and distributors as well as directly to large retailers and end-users.

The Company competes directly with other Canadian and U.S. producers of SPF lumber. While selling prices, product quality and customer service are important factors affecting competition, other factors such as fibre costs, foreign exchange rates and the ongoing trade dispute between the U.S. and Canada also have an impact on the Company's competitive position. The Canada/U.S. Softwood Lumber Agreement, which imposed quotas on the duty-free volumes sold by mills in British Columbia, Alberta, Ontario and Québec, expired on March 31, 2001. Litigation with respect to antidumping and countervailing duties on softwood lumber imposed by the U.S. Department of Commerce ("USDOC") and the U.S. International Trade Commission ("USITC") on softwood lumber products sold by Canadian Producers into the United States has ensued and is still outstanding. Reference is made to the caption "Legal Proceedings". Tembec has deposited $US 220.6 million with the U.S. Department of Commerce on account of these duties as of September 24, 2005.

Fibre Supply

Tembec's forestry operations are managed by the Forest Resources Management Group. This includes the harvesting of timber, either directly or through contractors, and all silviculture and regeneration work required to ensure a sustainable supply of wood fibre to the manufacturing units. The Forest Resources Management Group is also responsible for third-party timber purchases and wood chip production from whole log chippers which are required to supplement total requirements. Its main objective is the optimization of the flow of timber to the various manufacturing units.

Tembec seeks to maximize the utilization of timberlands for which it is responsible through efficient management and by following sustainable forest management practices so that the timberlands provide a continuous supply of wood for future needs. Site preparation, planting and harvesting techniques are continually improved through a variety of methods, including genetic research and computerization.

As Tembec's forestry activity in Canada is conducted primarily on Crown land, the Forest Resources Management Group works closely with provincial governments to ensure harvesting plans and operations comply with established regulations.

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Québec

Tembec has timber supply and forest management agreements (commonly known as "CAAFs") with the Ministry of Natural Resources (Québec) for the supply of its Québec sawmills. Each CAAF has a term of 25 years and is subject to review and renewal every five years. Renewal at the end of each five-year period remains at the discretion of the Ministry of Natural Resources (Québec) and is subject to its determination that Tembec has satisfied the obligations specified under the relevant CAAF.

The Coulombe Commission, appointed by the Québec government to study and report on the management of Crown land on its territory, made its report public on December 14, 2004. It recommended that the Québec government reduce timber cutting rights by 20% for fir, spruce, jack pine and tamarack (SPF). During the spring of 2005, the Québec government announced a 20% reduction in annual allowable cut for SPF, and 5% on other species. Cutting rights for Tembec were reduced by 19.2% in SPF, for a total reduction of 11.6% all species combined.

Ontario

Tembec's cutting rights are provided principally through several Sustainable Forest Licenses on Crown land issued by the Ministry of Natural Resources. These licenses expire at different dates and have 20 year terms and are renewable every five years. Their renewal is based on satisfactory performance determined by independent audits and approval of the Ministry of Natural Resources (Ontario).

Manitoba

In Manitoba, Forest Management License Agreements ("FMLs") enable holders to harvest to sustainable levels. The FMLs are for 20 year terms and are renewable every 10 years upon approval of a ten year forest management plan. An environmental licensing process accompanies the submission of the long-term forest management plan resulting in the issuing of a ten-year environmental license. The Province of Manitoba has notified Tembec that a new twenty-year forest management plan must be submitted for the Tembec Forest Management License Agreement by January 1, 2008. The Province has also provided Tembec notice that the current FML will not be extended when the new plan is approved and that a new FML will be required by December 31, 2008.

British Columbia

Approximately 95% of all timberlands in the Province of British Columbia are Crown lands. Rights to harvest Crown timber may be granted on behalf of the Crown in the form of forest tenures regulated under the British Columbia Forest Act, the Forest Practices Code of British Columbia Act and the Forest and Range Practices Act and associated regulations.

The forms of forest tenures held by Tembec are one tree farm license (25-year term replaced every 5 to 10 years) and three forest licenses (15-year term also replaced every 5 to 10 years). Such licenses typically confer to their holder the right to harvest a specific volume of timber on Crown lands. In harvesting these tenures, the Company is required to satisfy specific government objectives which include forest management, protection of non-timber resources, harvesting, reforestation and protection of archaeology and cultural heritage sites.

As a result of the Forest Revitalization Act, license holders across the province are required to surrender a certain portion of existing harvesting rights (roughly 20% for tenure with annual allowable cuts greater than 200,000 m3). This surrendered volume shall be reallocated to the British Columbia Timber Sales Program, First Nations and small tenures (for example woodlots). While some volume of harvesting rights is lost from forest tenures (in Tembec's case 189,310 m3, effective March 1, 2005, through March 1, 2006), it remains available on the open market through a competitive purchase program.

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Stumpage and Other Charges

Provincial authorities impose stumpage fees on volumes of wood cut on Crown land. These fees are determined under specific mechanisms in each province. Part of the mandate of the Forest Resources Management Group is to ensure that stumpage charged by the provincial governments reflects the fair value of the timber being harvested.

Due to the mountain pine beetle infestation in British Columbia and the resultant deterioration in log quality, provincial authorities have committed to changing the method of scaling and pricing logs in the province. These legislative changes are intended to be effective on April 1, 2006.

4.1.2 Pulp Group

The Pulp Group currently consists of eleven manufacturing facilities operating at ten sites. The facilities are divided into two main categories: paper pulps (softwood kraft, hardwood kraft and high-yield pulps) and specialty pulps (specialty cellulose, fluff and dissolving pulps). Nine of the pulp mills are wholly-owned and Tembec has a 50% joint venture position in the Marathon, Ontario, softwood kraft pulp mill and in the Atholville, New Brunswick, dissolving pulp mill. In the fiscal year ended September 24, 2005, the Pulp Group generated external sales of $1.3 billion and negative EBITDA of $24.7 million.

The following table summarizes the products and operating levels of each facility by main type:

Location and Product
Paper Pulps	Tonnes
Softwood Kraft
Skookumchuck, BC	270,000
Tarascon, France	260,000
Smooth Rock Falls, ON	200,000
Marathon, ON(1)	95,000
825,000

Hardwood Kraft
Saint-Gaudens, France	305,000

Hardwood High-Yield
Temiscaming, QC	300,000
Matane, QC	230,000
Chetwynd, BC	200,000
730,000
Specialty Pulps
Temiscaming, QC - Specialty Cellulose	165,000
Tartas, France - Fluff	155,000
Atholville, NB(1) - Dissolving	60,000
380,000

Total	2,240,000

(1) 50% of current annual capacity.

Products and Markets

Most paper grade market pulps, primarily kraft, are produced by chemical processes, although high-yield pulps are made by mechanical methods. Kraft paper pulps are used to produce a variety of high-quality paper products with specific brightness and strength characteristics. Softwood kraft normally sells for a premium over hardwood kraft as its longer fibres provide required strength properties for paper producers. High-yield market pulps have been produced in North America since the mid 1980's. Initially, most high-yield pulps were manufactured with softwood and utilized in tissue

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and towel applications, where their superior bulk and absorbency are desired characteristics. However, Tembec had always maintained a strategy of targeting the use of high-yield pulps in paper production. The strategy led to the development of hardwood high-yield grades made from birch, aspen and maple. Although high-yield pulps are lower than kraft pulps in tensile and tear strength, they offer advantages in bulk and opacity.

Specialty pulps are used in a wide variety of applications. The specialty cellulose pulp mill in Temiscaming, Québec, produces high purity cellulose, which is used in textiles, pharmaceuticals, food additives and industrial chemicals. The pulp mill in Tartas, France, also produces fluff pulp using the sulphite process and it is sold to manufacturers of disposable sanitary products who then break down the pulp rolls into individual fibres to give their products bulk, softness and absorbency. Disposable baby diapers account for a large percentage of fluff pulp consumption. Feminine napkins, adult incontinence diapers and nursery pads are other important end-uses. The dissolving pulp grades produced in Atholville, New Brunswick, are also highly purified grades of cellulose pulp. They are used in the manufacture of rayon staple textile fibre by affiliates of the Aditya Birla Group, Tembec's joint venture partner in AV Cell Inc.

The pulp market is international in nature, with large volumes of pulp moving duty-free between net-producing regions and net-consuming regions. Global market pulp demand is approximately 46 million tonnes. Canada is the largest net exporter of market pulp at 9 million tonnes per year, followed by the Nordic countries at 6 million tonnes and South America at 5 million tonnes. Europe is the largest net consuming region at 11 million tonnes per year, followed closely by Asia at 10 million tonnes. In fiscal 2005, these two markets accounted for approximately 80% of Pulp Group external sales.

Tembec markets its pulp on a world-wide basis, primarily through its own sales force, with a network of offices in Canada, Switzerland, China, Japan, South Korea and Spain. This is consistent with Tembec's strategy of selling directly to customers and establishing long-term strategic relationships. Tembec's sales force also markets pulp and paperboard produced by third parties. In fiscal 2005, agency pulp sales totaled 4,400 tonnes compared to 12,000 tonnes in fiscal 2004. On November 9, 2005, the Company acquired a 25% equity interest in a hardwood kraft pulp mill located in Nackawic, New Brunswick for $2.5 million. As part of the transaction, Tembec will market the hardwood kraft pulp produced at the mill when it begins operations in early calendar 2006. Sales from the Pulp Group represented approximately 36% of Tembec's total consolidated sales in fiscal 2005.

Fibre Supply

Tembec's North American pulp mills consumed approximately 2.3 million bone dry tonnes of wood chips in fiscal 2005. Of this amount, approximately 49% was supplied by the Forest Products Group. The remainder is purchased from third parties under contracts and agreements of various duration. The three pulp mills located in southern France purchase their fibre requirements from many private landowners.

4.1.3 Paper Group

The Paper Group currently consists of four facilities with a total of ten paper machines producing newsprint, coated paper and specialty paper products. For the fiscal year ended September 24, 2005, the Paper Group generated sales of $942.8 million and negative EBITDA of $13.1 million.

The following table summarizes the products and operating levels of each facility by main type:

Location and Product
Newsprint	Tonnes(1)
Kapuskasing, ON - Newsprint(3)	330,000
Pine Falls, MB - Newsprint	185,000
515,000

Coated Paper
St. Francisville, LA - Coated No 4 & 5	280,000

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Specialty Paper
St. Francisville, LA - Uncoated Bleached Board(2)	80,000
St. Francisville, LA - Specialty Kraft Paper	30,000
110,000
Paperboard
Temiscaming, QC - Coated	170,000

Total	1,075,000

(1) Although the above table shows all capacities in metric tonnes, coated paper and certain specialty paper are sold primarily in short tonnes.
(2) This machine is currently in the process of being permanently shutdown.
(3) One of the four paper machines has recently been permanently shutdown.

Products and Markets

Newsprint is used primarily for the publication of daily newspapers. It is generally considered to be a commodity product, having a uniform definition and few distinct differences. Newsprint demand is driven primarily by the requirements of daily newspapers. Canadian manufacturers of newsprint are very dependent on export markets, particularly the U.S. market. The total North American newsprint demand is approximately 11 million tonnes with the U.S. market consuming 10 million tonnes. U.S. producers currently supply 5 million tonnes of this requirement. Canadian newsprint producers annually sell a total of 8 million tonnes, shipping 5 million tonnes to the U.S. and exporting 2 million tonnes outside of North America. As a result of this large dependence on the U.S. market, Tembec's newsprint competitiveness is heavily influenced by the relative strength of the Canadian dollar versus the U.S. dollar. The Company's newsprint capacity represents approximately 5% of total North American production capacity.

The St-Francisville, Louisiana, paper facility produces coated and specialty papers.. The end-use markets are magazines and catalogs. Demand factors for magazines and catalogs are related to advertising and retail sales. The general economy strongly influences both. The coated paper capacity of Tembec represents approximately 5% of the North American market. The specialty paper products segment, which is divided further into lightweight and heavyweight papers, encompasses the food and medical papers markets and typical end uses are coffee filters, medical papers, cup stock for drinking cups, file folders and magazine reply cards. The lightweight segment of the specialty market is made up of small non-pulp integrated producers. Tembec is the leading producer of paper for the coffee filter market and also benefits from being fully integrated with its pulp supply with respect to this segment of the market.

The paperboard markets targeted by Tembec are the coated lightweight, bleached linerboard and folding carton board packaging markets for food, pharmaceuticals, cosmetics and cigarettes. Graphic printing applications include postcards, calendars, greeting cards, book covers and report covers. In addition, the mill produces bleached liner board for high-quality packaging and display applications. The paperboard group's major market is in the U.S. with the balance split between Canada and offshore markets.

The focus of the Paper Group is the North American market which accounted for 98% of sales in fiscal 2005, with the U.S. representing 87% of such sales. For fiscal 2005, the Paper Group represented 26% of consolidated sales.

Fiber Supply

The Paper Group receives approximately one-third of its virgin fibre requirements through internal sources with the remainder purchased from sawmills and third-party suppliers. The paper mills consumed 1.0 million tonnes of wood chips and round wood in the last fiscal year. All of the wood fibre required by the St. Francisville facility is purchased from industrial and privately owned land.

The pulp group provides the high yield pulps and a portion of the NBSK pulp required by the Temiscaming paperboard operation. Other purchases of kraft pulp are made on the open market.

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The Kapuskasing and Pine Falls mills both produce newsprint that contains recycled fibre. They utilize de-inked recycled pulp produced from old newspapers ("ONP") and old magazines ("OMG"). Their consumption of ONP and OMG was 92,800 tonnes in the last fiscal year. ONP and OMG are purchased from various merchants and collection groups.

4.2  ENVIRONMENTAL AND SOCIAL POLICIES

Tembec shares with the community important responsibilities towards the environment in which we live and work. The Company supports the responsible stewardship of resources, including forest, fish and aquatic habitat, wildlife, air, land and water. Responsible stewardship, combined with a continuous improvement process, makes possible sustained economic development and an improved quality of life.

Environmental Management

Tembec maintains two Environmental Management Programs ("EMPs") Forever Green® and Impact Zero® targeting the forestry and manufacturing sectors. The objectives of the EMPs are to (i) maintain compliance with Tembec's corporate principles and environmental policy, (ii) integrate sustainable development, (iii) respond effectively to environmental issues, (iv) obtain appropriate certification (v) and continually improve environmental performance.

Pulp and Paper

Impact Zero® provides for the development of environmental objectives, targets and action plans that are based on specific performance criteria. It also includes the implementation and maintenance of an environmental management system ("EMS"), in compliance with the ISO 14001-1996 standards.

Impact Zero® objectives and targets are established in six key areas at each Tembec manufacturing site. The sites are responsible for establishing and maintaining programs and action plans required to achieve the environmental objectives and targets within scheduled timeframes, as well as for allocating the human, technical and financial resources required for their implementation. All but one of Tembec's pulp and paper operations are currently certified to the ISO-14001 standard. The Chetwynd plant, a zero-effluent mill, is expected to obtain its certification by the end of 2006.

As part of Impact Zero®, Tembec has implemented the Environmental Profile Data Sheet ("EPDS ") system which applies to all Tembec pulp and paper products. The EPDS is a labeling program. It is designed to assist customers in making informed choices based on the actual environmental attributes of the pulp and paper products they are purchasing. With the exception of products from recently acquired mills, the EPDS form has been completed for Tembec pulp and paper products and verified by an independent auditor.

Environmental Infractions

Recently, Tembec reached a settlement with the Government of Quebec regarding a total of 36 charges related to exceedences of allowable limits for effluent from the Temiscaming Complex in Temiscaming, Quebec which occurred between January 2001 and February 2003.

The infractions occurred around the time the Company was reviewing options for additional capital expenditures focused on effluent treatment facilities and process modifications that would have a further positive environmental effect with the goal being to ensure that the Temiscaming Complex would meet the environmental standards. A capital plan providing for expenditures in excess of $50 million has been almost fully executed with completion and commissioning scheduled for early calendar 2006. These investments will ensure that, barring unforeseen events, the Temiscaming site operates in full compliance with all regulations.

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Forest Resource Management

The Forever Green® Program includes the implementation and maintenance of an EMS, in compliance with the ISO 14001-1996 standards, which aims to promote environmental protection, sustainable forest management and conformance with the Tembec environmental policy for forest operations. Tembec has developed the "Forever Green® Guiding Principles" to direct forest managers in the establishment of environmental objectives and targets which are reviewed annually. As part of the Forever Green® Program, Tembec has also made a commitment to certify all of its forest operations to the Forest Stewardship Council ("FSC") standards.

Certification

The Company was awarded Forest Stewardship Council (FSC) certification in La Sarre, Québec as well as with respect to the Romeo Malette and Smooth Rock Falls Forests in northeastern Ontario in the past year. The La Sarre operation is the first public forest in Québec to be awarded certification under the rigorous Forest Stewardship Council Standards for Canadian boreal forests. These certifications when added to previously certified forests bring the total area of FSC certified forest under license to Tembec to 5.4 million hectares. As of September 2005, an additional 4 million hectares of forest have been audited of which one million hectares are scheduled to be certified prior to the end of the 2005 calendar year.

In keeping with its philosophy to promote environmental protection, Tembec entered into an agreement in December 2004 with Nature Conservancy of Canada ("NCC ) to protect over 400 square kilometers (99,366 acres) of important wildlife habitat in southeastern British Columbia. It is the largest agreement of its kind ever negotiated by NCC, and one of the biggest private conservation agreements in North American history. The agreement commits Tembec to a 10-year no-development moratorium on 370 square kilometers (91,405 acres) of its land.

The Rain Forest Alliance, a leading international conservation organization, recognized Tembec as a corporate sustainable standards setter to highlight its significant contribution to environmental conservation and sustainability.

First Nations Policy

In protecting and enhancing the resources in its care, Tembec is also cognisant of and recognizes its presence in territories to which aboriginal people have interests. The Company has adopted a First Nations policy, the purpose of which is to build relationships with Aboriginal People located in the vicinity of the Company's operations. The Tembec policy covers areas such as capacity building, employment opportunities, information-sharing, business relations and forest certification.

In British Columbia, Tembec has agreements in place with the Ktunaxa Nation Tribal Council representing 5 communities and 3 communities in northeastern BC. Tembec has entered into the agreements to promote a positive long-term working relationship between the parties, and to identify the means to accommodate community interests.

In August 2005, Tembec entered into an agreement with Missanabie Cree First Nation and the Ontario Ministry of Natural Resources to recognize the interest of the community in participating in forest management activities, creation of economic opportunities and consultation initiatives. Similar agreements are in place with three other Ontario First Nations communities.

In Quebec, Tembec has agreements in place with four First Nations communities. With Timiskaming First Nation an agreement is in place to accommodate the traditional activities of the community during forestry planning through the identification of areas of concern and development of measures to harmonize. Financial support to assist the community in engaging in resource management is also provided.

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4.3  RESEARCH AND DEVELOPMENT

Tembec considers research and development ("R&D") essential to its growth and to its long-term ability to compete successfully on world markets. Tembec's mission of minimizing costs and encouraging innovation while protecting the environment is backed by its objective to invest the equivalent of a minimum of 1% of sales in R&D each year. Some R&D is carried out with specialized research centres, Canadian and foreign universities and strategic equipment and technology suppliers. The R&D thrust is a crucial aspect of Tembec's activities, enabling Tembec to continue meeting its customers' ever-growing expectations and to develop new customer relationships. Research projects target environmentally sound forest operations, lower cost fibre transformation processes and new higher value-added product development.

Tembec's research and development expenditures exceeded $100 million in fiscal 2004.

4.4  COMPETITION

The lumber, pulp and paper industries are essentially commodity markets in which producers compete primarily on the basis of price. In addition, since the majority of Tembec's lumber, pulp and paper production is directed to export markets, it competes on a worldwide basis against many producers of approximately the same or larger capacity. In export markets, Tembec generally competes with U.S., Latin American, Asian and Scandinavian producers, some of whom have greater financial resources and operate mills which may have lower production costs than the mills operated by Tembec.

4.5  RISK FACTORS

The following information is a summary of certain risk factors relating to the business of Tembec and is qualified in its entirety by reference to, and must be read in conjunction with, information appearing elsewhere in this Form.

Product Prices

Tembec's financial performance is dependent on the selling prices of its products. The markets for most lumber, pulp and paper products are cyclical and are influenced by a variety of factors. These factors include periods of excess product supply due to industry capacity additions, periods of decreased demand due to weak general economic activity, inventory de-stocking by customers and fluctuations in currency exchange rates. During periods of low prices, the Company is subject to reduced revenues and margins, resulting in substantial declines in profitability and possibly net losses.

Tembec is not able to predict with certainty market conditions and selling prices for its products. There can be no assurance that prices for Tembec's products will not decline from current levels, or when such prices may increase. Tembec has, in the past, and may, in the future, decide to schedule market-related production downtime as a result. Any prolonged or severe market weakness for any of Tembec's principal products may adversely affect Tembec's revenues, results of operations, cash flow and its ability to satisfy its obligations under its indebtedness and its capital expenditure requirements.

Foreign Exchange

Revenues for most of Tembec's products are affected by fluctuations in the relative exchange rates of the Canadian dollar, the US dollar and the Euro. The prices for many of Tembec's products, including those Tembec sells in Canada and Europe, are generally driven by US dollar reference prices. As a result, any decrease in the value of the US dollar relative to the Canadian dollar and the Euro reduces the amount of revenues Tembec realizes on its sales. In addition, since Tembec's business units purchase the majority of their production inputs in local currency, fluctuations in foreign exchange rates can significantly affect a unit's relative profitability when compared to competing manufacturing sites in

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other currency jurisdictions. This could result in a business unit's inability to maintain its operations during periods of low prices and/or demand.

Operational Risks

Tembec's manufacturing activities are subject to a number of risks, including availability and price of fibre, competitive prices for purchased energy, a productive and reliable workforce, compliance with environmental regulations, maintenance and replacement/upgrade of process equipment to manufacture competitive quality products and the requirement to operate the manufacturing facilities at high rates of utilization and efficiency to maintain a competitive cost structure.

Fibre represents Tembec's major raw material in the production of wood products, pulp and paper. In Canada, virgin fibre or timber is sourced primarily by agreements with provincial governments. The agreements grant timber tenure for terms varying from 5 to 25 years and are generally subject to regular renewals every 5 years. Aboriginal groups have claimed substantial portions of land in various provinces over which they claim aboriginal title or in which they have a traditional interest and for which they are seeking compensation from various levels of government. Tembec cannot predict the extent to which aboriginal land claims or other rights will affect Tembec's existing Crown tenures or Tembec's private timberlands or its ability to harvest timber from these sources in the future, or its ability to renew or secure other sources in the future.

There can also be no assurance that Tembec's agreements with provincial governments will continue to be renewed or extended by the provincial governments on acceptable terms or that the amount of timber that is allowed to be harvested will not be decreased. Further changes in legislation or regulatory regimes in provinces in which Tembec operates may change fee structures payable in relation to the harvesting of timber, may reduce the availability of fibre and may increase the costs through the imposition of additional and more stringent harvesting, rehabilitation and silvicultural standards. These changes could have a material adverse effect on Tembec's business, financial condition and results of operations.

The forest products industry is periodically subject to natural events such as forest fires, adverse weather conditions, insect infestation, tree disease, prolonged drought and other natural disasters. The occurrence of any of these events could have a material adverse effect on Tembec's business, financial condition and results of operations. The Mountain Pine Beetle continues to pose a significant threat to the lodge pole pine forest in the interior regions of British Columbia. While impacts in the southeastern region of the interior, where Tembec operates two sawmills, are less than in the central region, infestation levels continue to be significant in Tembec's operating areas. Lodge pole pine accounts for 55% of the total timber volume harvested in British Columbia and more than 65% of the total timber volume harvested by Tembec in the province. If the outbreak continues to spread, the potential implications for Tembec include reduced fibre supply availability, a change in lumber product mix, increased costs and a decrease in the quality of lumber produced.

Energy is an important component of mill costs, especially for high-yield pulp mills, newsprint and paper mills. The majority of the energy purchased is in the form of electricity. Higher fossil fuel prices, mainly natural gas, impact on Tembec's energy costs. In 2002, the power market in the province of Ontario was deregulated. The impact of deregulation has meant more volatile production costs for Tembec's Ontario operations.

At many of Tembec's facilities, as well as those of the North American industry as a whole, reductions in employment levels due to technological and process improvements have resulted in a workforce with longer average years of service. This increases the cost of pensions and benefits.

The maintenance of a productive and efficient labour environment cannot be assured. Approximately 70% of Tembec's workforce is unionized. Collective agreements governing almost 52% of Tembec's unionized employees will be under negotiation in the next fiscal year. Tembec may not be able to negotiate acceptable new collective agreements upon expiration of the existing agreements. This could result in a strike or work stoppage by the affected workers. Renewal of agreements could result in higher wages or benefits paid to union members. Therefore, Tembec could experience a

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disruption of its operations or higher ongoing labour costs, which could have a material adverse effect on its business, financial condition, results of operations and cash flow.

Tembec's operations are subject to industry specific environmental regulations relating to air emissions, wastewater (effluent) discharges, solid waste, landfill operations, forestry practices, and site remediation. Tembec incurs, and expects to continue to incur capital and operating expenditures in order to comply with applicable environmental laws and regulations. Charges by the provincial regulator in connection with effluent discharges from the Temiscaming Complex have been recently settled. No assurance can be given that changes in environmental laws and regulations or their application or the discovery of previously unknown contamination or other liabilities will not have a material adverse effect on Tembec's business, financial condition and results of operations. Similarly, no assurance can be given that any capital expenditures necessary for future compliance with such environmental laws and regulations could be financed from Tembec's available cash flow.

The production of lumber, pulp and paper is capital intensive. Although Tembec maintains its production equipment with regular periodic and scheduled maintenance, there can be no assurance that key pieces of equipment in Tembec's various production processes will not need to be repaired or replaced. The costs of repairing or replacing such equipment and the associated downtime of the affected production line could have a material adverse effect on Tembec's business, financial condition and results of operations.

Because of the relatively high fixed cost component of certain manufacturing processes, especially in pulp and paper, the operations are run 24 hours a day seven days a week with target uptime in the 80-85% range. Failure to operate at these levels jeopardizes the continued existence of a mill. Producers are forced to operate the facilities at "full" rate even when demand is not sufficient to absorb all of the output. This can increase the quantity of products offered in the market and therefore have a negative impact on product prices, further increasing the inherent cyclicality of the industry.

Trade Restrictions/Lumber Export Duties

Tembec's manufacturing operations are located primarily in Canada. However, a significant portion of Tembec's sales are conducted in international markets. Tariffs and trade barriers that reduce or prohibit the movement of our products across international borders constitute an ongoing risk. The imposition of duties by any country to which Tembec exports its products could have a material adverse effect on its business, financial condition and cash flow.

Financial Risks/Debt Service

There is no assurance that Tembec's business will generate sufficient cash flow from operations in the future to service Tembec's debt and make necessary capital expenditures, in which case Tembec may seek additional financing, dispose of certain assets or seek to refinance some or all of its debt. Of the total long-term debt of $1.5 billion, 94% relates to US $ denominated high yield "Senior Notes". The annual interest coupon on the high yield debt ranges between 7.75% and 8.625%, generating an annual expense of US $100 million. The Senior Notes do not require periodic payments for principal amortization. Since the entire principal amount becomes due on the maturity dates of the Senior Notes, it is unlikely that the Company will have the required funds to repay the principal due. The Company will require access to the public or private debt markets to issue new notes or debt instruments to replace or partially replace the Senior Notes prior to their stated maturity dates. The nearest maturity relates to the 8.625% US $350 million Senior Notes maturing in June 2009. In addition, Tembec's two principal bank credit facilities, aggregating CDN $350 million, are committed until 2008 . There is no assurance that the renewal of the credit facilities or that additional financing, refinancing or asset disposals could be effected, if at all, on satisfactory terms, the failure of which would materially adversely affect Tembec's financial position.

The indentures covering Tembec's Senior Notes contain covenants that may limit management's ability to act in certain circumstances. This may place restrictions on Tembec's ability to incur additional indebtedness, to create liens or other encumbrances, to make certain payments and investments and to sell or otherwise dispose of assets and merge or consolidate with other entities. A failure to comply with the obligations contained in the indentures governing Tembec's

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debt instruments could permit acceleration of the related debt and acceleration of debt under other instruments that contain cross acceleration or cross default provisions.

Growth Strategy/Acquisitions

Tembec has a publicly stated objective of growing its operations. Based on past experience, a significant portion of this growth will likely occur through acquisitions and other forms of business combinations. While Tembec continues to evaluate strategic acquisition opportunities, there can be no assurance that Tembec will be able to make further acquisitions on acceptable terms, establish, maintain or increase the profitability of acquired businesses or integrate such businesses successfully into Tembec's operations. In addition, there can be no assurance that Tembec will be able to realize long-term cost savings or synergetic benefits from the acquisitions of such businesses.

ITEM 5 - DIVIDEND POLICY

The Company has not paid dividends on any of its common shares in the last three years. There is currently no restriction preventing the Company from paying dividends nor any specific dividend policy. The Company is essentially dependent on its operating subsidiaries to obtain the funds required for any dividend payment. The indentures relating to Industries' Senior Notes (the "Indentures") prohibit it from declaring or paying any dividends unless, at the time of declaring and paying such dividend: (i) Industries is not in default under the Indentures (ii) after giving pro forma effect to the payment of the dividend, the dividend, together with the aggregate amount of all other Restricted Payments (as defined in the Indentures) made by Industries after the date of the Indentures is less than the sum of (a) 50% of Tembec's cumulative consolidated net income since the date of the Indentures and (b) 100% of the aggregate net proceeds received by Industries after the date of the Indentures from the issue and sale of equity and debt securities that have been converted into equity of Industries. Tembec Industries is currently precluded from paying dividends based on the foregoing test.

ITEM 6 - GENERAL DESCRIPTION OF CAPITAL STRUCTURE

6.1  GENERAL DESCRIPTION OF CAPITAL STRUCTURE

The articles of the Company provide for three classes of shares: the common shares, the Class B shares and the Class C shares.

The common shares, of which there are an unlimited number authorized, provide for the right to vote at all meetings of shareholders and to receive dividends pari passu with Class C shares after dividends on Class B shares. They are subordinated to the Class B shares in their participation in the event of liquidation, dissolution, winding-up of the Company or other distribution of its assets.

The Class B shares, of which there are an unlimited number authorized, are issuable in series. There are currently two series of the Class B shares authorized, namely Series 2 shares and Series 4 shares, both of which are non-voting and participate in priority to the common shares and Class C shares in the event of liquidation, dissolution, winding-up of the Company or other distribution of its assets.

The Series 2 Class B shares, of which there are 16,627,500 issued and an unlimited number authorized, are retractable at the option of the holder starting on June 26, 2011, at their issue price plus declared and unpaid dividends. They may be retracted at any time in the event of a change of control of the Company or if more than half of the assets of the Company are held by third-party interests residing outside of the province of Québec. They may also be redeemed by the Company at any time at their issue price plus any unpaid dividends. The right to receive dividends is set as a function of the amount of dividends paid on the common shares of the Company.

The Series 4 Class B shares, of which 9,103,710 are authorized and issued, can be redeemed at any time by the Company by the issuance of shares or payment in cash of an amount equal to their issue price and any declared and unpaid

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dividends. They are retractable starting after September 30, 2009. These shares carry a non-cumulative monthly dividend of $0.005 per share.

The Class C shares, of which 250,000 are authorized for issuance only to employees, are non-voting, redeemable and retractable at any time for their issue price plus any increase in the book value per share since the issuance date. They are entitled to dividends and may participate in the event of liquidation, dissolution, winding-up of the Company or other distribution of its assets, subject to the preference rights of Class B shareholders. The Company has not issued any Class C Shares.

6.2  RATINGS

The following credit rating agencies have assigned the following non-investment grade ratings to the Senior Notes issued by Industries:

Dominion Bond Rating Service Ltd.,
a division of the McGraw-Hil Companies Inc. ("DBRS"):	B (low)	(the seventh ranking category out of ten granted by
DBRS for long-term debt.)
Moody's Investors Service ("Moodys"):	B3	(the sixth ranking category out of nine granted by
Moodys for long term debt.)
Standard & Poor's Rating Services ("S&P"):	CCC+	(the seventh ranking category out of ten granted by
S&P for long-term debt.)

A security rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time by the rating organization.

DBRS credit ratings are on a long-term debt rating scale that ranges from AAA to D, which represents the range from highest to lowest quality of such securities rated. According to the DBRS rating system, an obligation rated B is defined as speculative and non-investment grade, where the degree of protection afforded interest and principal is uncertain, particularly during periods of economic recession. In many cases, deficiencies in critical mass, diversification, and competitive strength are additional negative considerations. The ratings from AA to CCC may be modified by the addition of a high or low modifier to show relative standing within the major rating categories. The lack of one of these designations indicates a rating which is essentially in the middle of the category.

Moody's credit ratings are on a long-term debt rating scale that ranges from AAA to C, which represents the range from highest to lower quality of such securities rated. According to the Moody's rating system, an obligation rated B is judged to be a speculative investment with a high credit risk. Moody applies numerical modifiers 1, 2 and 3 in each generic rating classification from AA through CAA in its corporate bond rating system. The modifier 1 indicates that the issue ranks in the higher end of its generic rating category, the modifier 2 indicates a mid-range ranking and the modifier 3 indicates that the issue ranks in the lower end of its generic rating category.

Standard & Poor's credit ratings are on a long-term debt rating scale that ranges from AAA to D, which represents the range from highest to lowest qualities of such securities rated. According to the Standard & Poor's rating system, an obligation rated CCC is vulnerable to non-payment and is dependent upon favourable business, financial, and economic conditions for the obligor to meet its financial commitment on the obligation. In the event of adverse business, financial, or economic conditions, the obligor is not likely to have the capacity to meet its financial commitment on the obligation. The ratings from AA to CCC may be modified by the addition of a + or - sign to show relative standing within the major rating categories.

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ITEM 7 - MARKET FOR SECURITIES OF THE COMPANY

The Company's common shares are listed on the Toronto Stock Exchange under the symbol "TBC". The following table sets forth the market price range, in Canadian dollars, and trading volumes of the Company's common shares on the Toronto Stock Exchange for each month of the most recently completed financial year.

Fiscal Year Ended
September 25, 2004	High	Low	Close Price	Trading Volumes

October 2004	$8.70	$6.95	$7.94	10,315,844
November 2004	$8.14	$7.15	$8.04	9,564,044
December 2004	$8.00	$7.11	$7.21	7,828,356
January 2005	$7.49	$6.62	$6.75	13,661,084
February 2005	$7.31	$6.50	$6.66	7,049,383
March 2005	$7.40	$5.65	$5.80	19,462,715
April 2005	$6.05	$2.94	$3.45	18,399,159
May 2005	$3.84	$3.10	$3.50	21,966,979
June 2005	$3.98	$3.26	$3.40	7,800,363
July 2005	$4.00	$3.41	$3.47	5,894,633
August 2005	$3.64	$2.83	$3.18	13,868,098
September 2005	$3.35	$2.13	$2.60	16,179,599

On October 17, 2005, the Company received acceptance from the Toronto Stock Exchange of a notice of intention to extend its normal course issuer bid. The filing of the notice allows the Company to repurchase for cancellation up to 4,280,811 (approximately 5%) of its 85,616,232 common shares outstanding as at October 3, 2005. Repurchase of the common shares would be carried out through the Toronto Stock Exchange and could be made from time to time, at market prices, during the period starting October 19, 2005, and ending no later than October 18, 2006. During the previous 12 months, the Company purchased and cancelled 244,700 common shares at an average price of $7.63 per common share.

ITEM 8 - DIRECTORS AND OFFICERS

The directors of Tembec are elected annually to hold office until the next annual meeting or until a successor is elected or appointed.

8.1 INFORMATION CONCERNING DIRECTORS

The board of directors of the Company is composed of fourteen members. The Chairman of the Board and the majority of directors and members of Board committees are independent. Mr. Frank A. Dottori (the President and Chief Executive Officer of the Company) and Mr. Luc Rossignol (employee and President, Local 233 of the Communications, Energy and Paperworkers Union of Canada) are the two board members who are considered to be related and inside directors.

Set forth below is information pertaining to the directors of the Company based on data furnished by the directors. The information with respect to ownership of common shares includes those shares for which such persons have voting power or investment power. Voting power and investment power are not shared with others unless specifically stated. Each director, except for a director who is a unionized employee of the Company, is required to own at least 3,500 common shares of the Company or to acquire such amount of common shares within two years after he or she has been elected as a director.

NORMAN M. BETTS, New Brunswick (Canada). Mr Betts is Associate Professor at the Faculty of Business Administration, University of New Brunswick. Mr. Betts serves as a director and audit committee Chair of Minacs Worldwide Inc, Tan Range Exploration Corporation and Slam Exploration Ltd. He also serves on the board and audit committee of the New Brunswick Power Corporation, as co-Chair of the board of trustees of the University of New Brunswick Pension Plan for

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Academic Employees and is a director of The Nature Conservancy of Canada for the Atlantic region. He has been a director of the Company since January 2005 and serves as a member of its Audit and Human Resources committees.

Mr. Betts owns 2,512 common shares of the Company.

CLAUDE BOIVIN, Quebec (Canada). Mr. Boivin is the former President and Chief Operating Officer of Hydro-Quebec and has been a director of the Company since 1993 and serves as a member of its Corporate Governance Committee. Mr. Boivin also serves as a director of CGI Group Inc., Héroux-Devtek Inc., Groupe Laperrière & Verreault Inc. and of Boralex Power Income Fund. Mr. Boivin has indicated that he will not seek another term as a director at the upcoming annual and general meeting of shareholders.

Mr. Boivin owns 4,325 common shares of the Company

JAMES E. BRUMM, New York (United States). Mr. Brumm is the Executive Vice-President, General Counsel and director of Mitsubishi International Corporation, the North American subsidiary of Mitsubishi Corporation, an international trade, finance and investment company headquartered in Japan. Mr. Brumm also served as a director of Mitsubishi Corporation from 1995 - 2002 and is a director of Brunei LNG S.B. He is a member of the Boards of Visitors of Columbia University Law School and California State University, Fresno and a board member of Forest Trends, Sanctuary for Families and of the American Bird Conservancy. He is also President of the Mitsubishi International Corporation Foundation and a member of the Corporate Council of the New York Botanical Garden. Mr. Brumm has been a director of the Company since April 1999 and chairs its Corporate Governance Committee, as well as serves as a member of its Audit Committee.

Mr. Brumm owns 40,246 common shares of the Company.

FRANÇOIS BUJON DE L'ESTANG, Paris (France). Mr. Bujon de l'Estang serves as Chairman of Citigroup France and is a member of Citigroup's International Advisory Board. He has enjoyed a distinguished public career where he has served his country by occupying several positions such as Senior Advisor for Diplomatic Affairs & Defense to the Prime Minister, Ambassador of France to Canada and to the United States of America. He is an Officer of the Order of the Legion of Honour and Officer of the National Order of Merit, and was elevated by the French Government to the rank of Ambassador of France. Mr. Bujon de l'Estang also serves as a director of Thales, S.A., of the French Space Agency (Centre National d'Études Spatiales), of the Institut franÇais des relations internationales (IFRI) and of the International Advisory Board of Total S.A. He is also Vice-Chairman of the French-American Foundation, New York, and of the Atlantic Partnership. Mr. Bujon de l'Estang has been a director of the Company since January 2005 and serves as a member of its Human Resources Committee.

Mr. Bujon de l'Estang owns 1,486 common shares of the Company.

GILLES CHEVALIER, Québec (Canada). Mr. Chevalier was, until July 2005, a Professor of auditing at HEC, the Business School at University of Montreal. Mr. Chevalier also acts as a consultant to the Canadian Public Accountability Board, an organization that oversees auditors of reporting issuers in Canada. He retired as a Senior Partner at Samson Bélair/Deloitte & Touche LLP in 2002, and was President of the Order of Chartered Accountants of Québec in 1987. Mr. Chevalier was appointed to the board of directors of the Company in July 2005 and serves as a member of its Audit Committee.

Mr. Chevalier owns 5,539 common shares of the Company.

FRANK A. DOTTORI, O.C., Quebec (Canada). Mr. Dottori, a founder of the Company, is the President and Chief Executive Officer of the Company, has been a director of the Company since 1977 and serves as a member of its Environmental and Health & Safety Committee. Mr. Dottori is Chairman of the Pulp and Paper Research Institute of Canada, and co-chair of the Free Trade Lumber Council. He is also a director of Saputo Inc., Bell Nordiq Group Inc. and the Canadian Forest Innovation Council. Mr. Dottori has indicated that he will not seek another term as a director at the upcoming annual and general meeting of shareholders.

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Mr. Dottori owns 1,181,895 common shares of the Company.

GUY G. DUFRESNE, Québec (Canada). Mr. Dufresne is President and CEO of La Compagnie Minière Québec Cartier, a producer of iron ore products. Mr. Dufresne is Chairman of the board of directors of Cambior Inc. and serves on its audit, corporate governance and human resources committees. He is also Chairman of the Conseil du Patronat du Québec and serves as a director of the Royal & Sun Alliance Insurance Company of Canada. Mr. Dufresne is also Chairman of the Chamber of Maritime Commerce. Mr. Dufresne has been a director of the Company since January 2005 and serves as a member of its Human Resources and Environmental and Health & Safety committees.

Mr. Dufresne owns 35,098 common shares of the Company.

PIERRE GOYETTE, Quebec (Canada). Mr. Goyette has been a director of the Company since 1986 and chairs its Audit Committee. Mr. Goyette is also a director of Groupe St-Hubert Inc. Mr. Goyette has indicated that he will not seek another term as a director at the upcoming annual and general meeting of shareholders.

Mr. Goyette owns 1,566 common shares of the Company.

PETER S. JANSON, Ontario (Canada). Mr. Janson is the former Chief Executive Officer of AMEC Inc. and of ABB Inc. USA. He currently serves as a director of ATS Automation Tooling Systems Inc., Terra Industries Inc. and Teekay Shipping Corporation and is Vice-Chair of the Royal Ontario Museum. Mr. Janson was appointed to the board of directors of the Company in July 2004 and serves as a member of its Corporate Governance committee and chairs its Environmental and Health & Safety committee.

Mr. Janson owns 13,056 common shares of the Company.

GORDON S. LACKENBAUER, Alberta (Canada). Mr. Lackenbauer was Deputy Chairman of BMO Nesbitt Burns until December 2004 and is currently a director of TransAlta Corporation. Mr. Lackenbauer has been a director of the Company since 1973 and Chairman of the board of directors of the Company since January 20, 2005. Mr. Lackenbauer serves as a member of the Company's Corporate Governance and Human Resources committees.

Mr. Lackenbauer owns 33,756 common shares of the Company.

MARY THERESA McLEOD, Ontario (Canada). Ms. McLeod is a part-time commissioner of the Ontario Securities Commission, member of its Audit and Adjudicative committees and a member of its board of directors. Ms. McLeod has held senior investment banking positions with Scotia McLeod Inc., Merrill Lynch Canada Inc., and Pitfield, MacKay, Ross & Company Ltd. She is currently a director and member of the Audit Committee and of the Corporate Governance Committee of Wescast Industries Inc. Ms. McLeod has been a director of the Company since January 2003 and serves as a member of its Audit and Corporate Governance committees.

Ms. McLeod owns 7,768 common shares of the Company.

The Hon. ROBERT K. RAE, P.C., O.C., Q.C., Ontario (Canada). Mr. Rae is a partner of the law firm Goodmans LLP. Mr. Rae, former Premier of the Province of Ontario, is a board member of Hydro One Inc., Husky Injection Moulding Systems Limited, Niigon Technologies Ltd. and Retrocom Mid-Market Real Estate Investment Trust. He is a director of a number of non-profit organizations, including the Canadian Ditchley Foundation and the Pierre Elliott Trudeau Foundation. Mr. Rae is Chairman of the Institute for Research in Public Policy and a fellow of the Forum of Federations. Mr. Rae has been a director of the Company since January 1997, chairs its Human Resources Committee and serves as a member of its Corporate Governance Committee.

Mr. Rae owns 23,575 common shares of the Company.

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LUC ROSSIGNOL, Québec (Canada). Mr. Rossignol is the President of Local 233 of the Communications, Energy and Paper Workers Union and was elected to the board of directors of the Company in January 2000. He serves as a member of the Company's Environmental and Health & Safety Committee.

Mr. Rossignol owns 1,600 common shares of the Company.

FRANÇOIS TREMBLAY, Québec (Canada). Mr. Tremblay is a partner of the law firm Cain Lamarre Casgrain Wells and has been a director of the Company since 1990. He serves as a member of its Environmental and Health & Safety Committee. Mr. Tremblay has indicated that he will not seek another term as a director at the upcoming annual and general meeting of shareholders.

Mr. Tremblay owns 12,690 common shares of the Company.

8.1.1 Independence

The Company considers that all directors, except Messrs. Dottori and Rossignol, qualify as independent directors within the meaning of National Instrument 58-101- Disclosure of Corporate Governance Practices and all Audit Committee members qualify as independent within the meaning of Multilateral Instrument 52-110 - Audit Committees.. Messrs. Rae and Tremblay are partners of law firms that provide occasional legal services to the Company, the fees for which are not material to the Company. The board of directors has determined that the services provided do not cause these directors to have a "direct or indirect material relationship" with the Company for the purposes of National Instrument 58-101, and therefore these directors are considered independent. Mr. Frank A. Dottori, President and Chief Executive Officer of the Company and Luc Rossignol, an employee of the Company and the President of Local 233 of the Communications, Energy and Paperworkers Union (Temiscaming Complex), are not considered independent.

8.2 AUDIT COMMITTEE

8.2.1 General

The Company has an Audit Committee which currently consists of Messrs. Pierre Goyette (Chairman), James E. Brumm, Norman M. Betts, Gilles Chevalier and Ms. Mary Theresa McLeod. All the members of the Audit Committee are considered "independent" and "financially literate" within the meaning of Multilateral Instrument 52-110 - Audit Committees with Mr. Goyette, Mr. Betts and Mr. Chevalier possessing the professional designation of Chartered Accountant and considered "financial experts" within the meaning of Section 407 of the Sarbanes-Oxley Act of 2002.

8.2.2 Mandate of the Audit Committee

The mandate of the Audit Committee is to assist the board of directors of the Company in fulfilling its oversight responsibilities and as such reviews the financial reporting process, the system of internal control and management of financial risks, the audit process and the Company's process for monitoring compliance with laws and regulations and its own corporate policies. In performing its duties, the committee maintains effective working relationships with the board of directors, management and internal and external auditors. The mandate of the Audit Committee is attached hereto as Schedule "A" and is also posted on Tembec's website at www.tembec.com.

8.2.3 Relevant Education and Experience of the Audit Committee Members

The following is a brief summary of the education and experience of each member of the Audit Committee that is relevant to the performance of his or her responsibilities as a member of the Audit Committee, including any education or experience that has provided the member with an understanding of the accounting principles used by the Company to prepare its annual and interim financial statements.

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Name of Audit
Committee Member	Relevant Education and Experience
Pierre Goyette	Mr. Goyette is a Chartered Accountant. He has been Chief Financial Officer of a large pulp and paper company and Chief Executive Officer of a savings bank. He has chaired 15 audit committees (including
Tembec).
Gilles Chevalier	Mr. Chevalier is a Fellow Chartered Accountant and holds a PhD degree in accountancy from the
University of Illinois. He has been a Professor in auditing at Laval University and the University of
Montreal. He was made a Fellow of the Quebec Order of Chartered Accountants in 1986 and was
president of the Order of Chartered Accountants of Québec in 1987. He was a senior partner with
Deloitte Touche until 2002. Mr. Chevalier presently chairs the audit committees of two foundations.
Norman M. Betts	Mr. Betts is a Fellow Chartered Accountant and holds a Ph.D. in Management with a concentration in accounting and finance. He is an Associate Professor in the Faculty of Business Administration at the
University of New Brunswick. Mr. Betts also serves as director and chair of the audit committee of
Minacs Worldwide Inc., Tan Range Exploration Corporation and Slam Exploration Ltd. and as a
director and audit committee member of New Brunswick Power Corporation.
James E. Brumm	Mr. Brumm, as Executive Vice-President, General Counsel and director of Mitsubishi International
Corporation, has acquired financial experience and is familiar with financial statements.
Mary Theresa McLeod	Ms. McLeod is a Chartered Financial Analyst and earned her MBA from the University of Western
Ontario. She held senior positions with major investment banks. Ms. McLeod sits on the Audit
Committee of the Ontario Securities Commission and of Wescast Industries Inc.

8.2.4 External Auditor Service Fees

The following table shows fees paid to KPMG LLP in Canadian dollars in the past two fiscal years for various services provided to the Company and its subsidiaries:

	Year Ended	Year Ended
	September 25, 2004	September 24, 2005
KPMG
Audit Fees	$1,076,000	$1,100,000
Audit-Related Fees	239,000	335,000
Tax Fees	363,000	223,000
Other Fees	137,000	37,000
Total	$1,815,000	$1,695,000

Audit Fees

These fees include professional services rendered by the external auditors for statutory audits of the annual financial statements and for other audits.

Audit-Related Fees

These fees include professional services that reasonably relate to the performance of the audit or review of Tembec's financial statements, including audit of the pension plans.

Tax Fees

These fees include professional services for tax compliance, tax advice and tax planning.

Other Fees

The fees include the total fees paid to the auditors for all services other than those presented in the categories of audit fees, audit related fees and tax fees, including the consultation services for the diligent audit for the purposes of acquisition, expatriates fees and certain filings.

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8.2.5 Policies and Procedures for the Engagement of Audit and Non-Audit Services

The Company's Audit Committee has adopted the Pre-approval Policy and Procedures for Services Provided by External Auditors which sets forth the procedures and the conditions pursuant to which permissible services proposed to be performed by external auditors are pre-approved. Under the terms of the policy, the Audit Committee has delegated to the Chairman of the Audit Committee pre-approval authority for any services not previously approved by the Audit Committee which involve the payment of unbudgeted fees not in excess of $50,000. Any service approved by the Chairman is reported to the audit committee at its next meeting.

8.3  INFORMATION CONCERNING NON-DIRECTOR OFFICERS

Province of Residence
Non-director Officers	Office with the Company	and Country
Pierre Brien	Vice-President, Communications and Public Affairs	Québec, Canada

Michel Dumas	Executive Vice-President, Finance and Chief Financial Officer	Ontario, Canada

Charles Gagnon	Vice-President, Corporate Culture and Social Responsibility	Québec, Canada

Thomas Gale	Executive Vice-President, President Chemical Group	Québec, Canada

Antonio Fratianni	General Counsel and Secretary	Québec, Canada

Terrence P. Kavanagh	Executive Vice-President, Chief Operating Officer	Québec, Canada

Shawn Koshowski	Vice-President, Corporate Development	Ontario, Canada

James Lopez[1]	Executive Vice-President, President Forest Products	Ontario, Canada

Stephen J. Norris	Treasurer	Québec, Canada

Yves Ouellet	Vice-President, Human Resources	Québec, Canada

Mahendra Patel	Vice-President, Engineering, Purchasing and Logistics	Ontario, Canada

Jacques Rochon	Vice-President, Information Technology	Québec, Canada

Jacques Rocray	Vice-President, Environment and Technology	Québec, Canada

Dennis Rounsville[2]	Acting Executive Vice-President, President, Forest Products Group	B.C., Canada

Jean-Louis Tétrault	Vice-President, Administration and Legal Affairs	Québec, Canada

Richard Tremblay	Corporate Controller	Québec, Canada

John Valley	Executive Vice-President, Business Development and Corporate Affairs	Ontario, Canada

Mel Zangwill	Senior Vice-President, President, Paperboard Group	Québec, Canada

During the past five years, each of the non-director officers of the Company have been engaged in their present principal occupations or in other executive capacities of the Company or with related or affiliated companies indicated opposite their name, except for Pierre Brien who, from October 1993 to February 2003, was a Member of Parliament for the riding

1 Effective January 27, 2006, Mr. Lopez will be appointed President and Chief Executive Officer, and is proposed as a candidate for director at the upcoming annual general shareholders meeting to take place on January 26, 2006.

2 Effective January 27, 2006, Mr. Rounsville will be appointed Executive Vice-President, President, Forest Products Group.

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of Temiscamingue, Antonio Fratianni who, from May 1999 to December 2004, was Senior Counsel with Royal Bank of Canada, and John Valley who from April 1994 to January 2001 acted as a Managing Director of Chase Manhattan Bank of Canada and from May 2001 to October 2005 acted as Managing Partner and Principal of the Biscayne Group and most recently , also served as Chief Negotiator for the Province of Ontario in the softwood lumber dispute.

On December 5, 2005, the directors and senior officers of the Company beneficially owned, as a group, or exercised control or direction over, directly or indirectly, approximately 2,055,177 common shares representing less than 3% of the common shares outstanding.

ITEM 9 - LEGAL PROCEEDINGS

9.1  COUNTERVAILING AND ANTIDUMPING DUTIES

On April 2, 2001, petitions for the imposition of punitive antidumping and countervailing duties on softwood lumber from Canada were filed with the USDOC and the USITC, by certain U.S. industry and trade groups (the "Petitioners"). On May 22, 2002, USDOC published antidumping and countervailing duty orders in which the rates applicable to Tembec were set at 10.21% and 18.79% respectively on the basis of which it has since deposited estimates of duties payable. The results of an administrative review process for the first year of shipments under the orders were published on December 20, 2004. The antidumping results were subsequently amended on January 24, 2005 and the countervailing duty results were amended on February 24, 2005. Those results changed the estimated deposit rates to 16.37% (countervailing duties) and 9.10% (antidumping duties). The results of an administrative review process for the second year of shipments under the orders were published on December 12, 2005. Those results changed the estimated deposit rates to 8.70% (countervailing duties) and 4.02% (antidumping duties). .

The countervailing duty and anti-dumping orders were imposed on the basis of a USITC threat of injury finding which was reversed as a result of proceedings before a NAFTA panel. The United States launched an extraordinary challenge to the decision rendered by the NAFTA panel. The Extraordinary Challenge Committee ("ECC") upheld the NAFTA Panel's decision on August 10, 2005. The EEC decision normally would bring an end to these duties but the U.S. government refused to refund and continues to collect deposits of estimated duties in defiance of these NAFTA decisions. Tembec and other Canadian parties have sued the U.S. Government in the U.S. Court of International Trade ("CIT") seeking a court order mandating the revocation of the countervailing duty and anti-dumping orders and full refund of all deposits of estimated duties. The final amount and the effective date of countervailing and antidumping duties that may be assessed on Canadian softwood lumber exports to the U.S. cannot be determined at this time and will depend on the outcome of the CIT case and, depending on its outcome, the administrative reviews.

9.2  GENERAL

Tembec is involved in various legal proceedings relating to contracts, commercial disputes, taxes, environmental issues, employment and workers' compensation claims and other matters. The Company periodically reviews the status of these proceedings with both inside and outside counsel. The Company believes that the ultimate disposition of these matters will not have a material adverse effect on its financial position.

ITEM 10 - TRANSFER AGENT

Tembec's transfer agent and registrar is National Bank Trust Inc. The register of transfers of the Common Shares of Tembec maintained by National Bank Trust Inc. is located at its offices in Montreal, Québec.

ITEM 11 - MATERIAL CONTRACTS

Tembec Industries Inc., a wholly-owned subsidiary of the Company, entered into a credit agreement dated March 24, 2005 with CIT Business Credit Canada Inc. providing for a $150 million revolving operating line of credit. This new facility is a three-year committed facility, to March 2008, which is automatically extended for additional one year periods, unless notice is given by either party to the agreement, and provides for floating rates of interest.

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Spruce Falls Inc., a wholly owned subsidiary of Tembec, entered into a credit agreement dated June 29, 2005 with the Toronto-Dominion Bank and other institutional lenders providing for a three-year committed $200 million revolving operating line of credit, with an initial 364-day operating period ending June 2006, which is extendable annually and provides for floating rates of interest. The loans of individual lenders who decline to extend the 364-day facility are automatically converted to a two-year term loan.

Tembec Industries Inc entered into three trust indentures dated respectively April 6, 1999, January 19, 2001 and March 13, 2002 with HSBC Bank USA which govern Senior Notes issued by it in an aggregate amount of US $1.2 billion. The Senior Notes are guaranteed by the Company, are unsecured but require compliance with certain covenants that could in certain circumstances restrict the ability of Tembec or its subsidiaries to incur additional indebtedness, to encumber or dispose of their assets, or to make certain payments or distributions.

ITEM 12 - INTERESTS OF EXPERTS

KPMG LLP are the external auditors of the Company who prepared the Auditors' Report to the shareholders dated November 8, 2005, with respect to the consolidated annual financial statements of the Company for the year ended September 24, 2005 consisting of consolidated balance sheets and consolidated statement of operations, retained earnings and cash flows. As of November 8, 2005, the partners of KPMG LLP, as a group, do not own, directly or indirectly, any common shares of the Company.

ITEM 13 - ADDITIONAL INFORMATION

Additional information relating to Tembec may be found on SEDAR at www.sedar.com.

Additional information, including directors' and officers' remuneration and indebtedness, principal holders of the Company's securities and securities authorized for issuance under equity compensation plans, where applicable, is contained in the Company's information circular for its most recent annual meeting of shareholders that involved the election of directors.

Additional financial information is provided in the Company's financial statements and Management's Discussion and Analysis of Financial Condition and Results of Operations for its most recently completed financial year.
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GLOSSARY

Biomass - Bark and residual wood waste used as fuel to operate cogeneration facilities or boilers.

Board feet - The plural of board foot; a board foot is calculated by multiplying 1" x 12" x 12" = 1 foot board measure gross count. Lumber is then finished (planed/sanded) to a smaller size and sold based on the original gross count. The difference between gross size and net size is approximately 72%.

Capacity - the number of units which can be produced in a year based on operating with the normal number of shifts and maintenance interruptions.

Coated paper - paper which is coated with clay and treated to impart a smooth glossy surface.

Cogeneration - Generation of power in an industrial power plant to produce both steam and electricity for in-plant use, as well as electricity for sale to outside utility companies.

EBITDA - Operating earnings (losses) before unusual items, interest, income taxes, depreciation and amortization and other non-operating income and expenses.

Effluent - outflowing waste discharge from a pulp and paper mill.

Hectare - 2.471 acres

ISO 14001 - is an independent third party certification that confirms that Tembec's internal Environmental Management system meets internationally accepted standards for protecting environmental values, and that the system is properly maintained and applied by Tembec.

Measurements

Tonne - metric ton - 1,000 kilograms or 2,204 pounds (1.1023 tons).

Mfbm - One thousand board feet measure (see board feet).

Msf (MMsf) - Measurement for panel products equal to a thousand (million) square feet, 1/16-inch thick.

NAFTA - The North American Free Trade Agreement.

Newsprint - A printing paper whose major use is in newspapers. It is made largely from groundwood or mechanical pulp.

OSB - Oriented strand board. An engineered structural wood panel produced by chemically bonding wood strands in a uniform direction under heat and pressure.

Pulp - the generic term describing the fibres derived from wood. Pulp can result from a variety of pulping processes including cooking, refining, grinding or the processing and cleaning (de-inking) of waste paper. Pulp can be either in a wet or dry state. Types of pulp include

Kraft pulp - chemical pulp produced by an alkaline cooking process using sodium sulphate.

High yield pulp - pulp produced by a combined chemical, thermal and refining process.

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Specialty cellulose pulp - chemical pulp produced by an acid cooking process which can be either ammonia, sodium or calcium based.

Sludge - Solid waste material produced in mill effluent treatment systems disposed of by burning or landfilling.

Wood chips - Small pieces of wood used to make pulp. The wood chips are produced either from wood waste in a sawmill or a log merchandiser or from pulp wood cut specifically for this purpose. Wood chips are generally uniform in size and are larger and coarser than sawdust.

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TEMBEC INC.

AUDIT COMMITTEE CHARTER

I.   OVERALL PURPOSE / OBJECTIVE

The Audit Committee will the Board in fulfilling its oversight responsibilities. The Audit Committee will review the financial reporting process, the system of internal control and management of financial risks, the audit process, the auditor attestation process regarding internal controls and the Company's process for monitoring compliance with laws and regulations and its own corporate policies. In performing its duties, the committee will maintain effective working relationships with the Board of Directors, management, and the internal and external auditors. The Company shall ensure that appropriate funding is provided to the Audit Committee to compensate the auditors and any other advisors engaged by the Audit Committee, as well as for ordinary administrative expenses.

II.  COMPOSITION

The Audit Committee shall consist of not fewer than three directors, each of whom shall be "independent", as defined in applicable securities legislation. All members of the Committee shall be financially literate, as defined in applicable securities legislation, and at least one member of the Committee shall satisfy the definition of "financial expert", as set forth in the applicable U.S. securities legislation. Members of the Committee shall be appointed by the Board and shall serve at the pleasure of the Board. Unless a Chairman is appointed by the Board, the members of the Committee will its Chairman.

III. MEETINGS

The Committee shall meet at least four times annually, or more frequently as circumstances dictate. The Committee shall meet at least annually with the internal auditors and the external auditors to discuss any matters that the Committee believes should be discussed privately. Meetings of the Committee may be called by its Chairman or the Chairman of the Board, the external auditors or the internal auditors. Minutes of all meetings of the Committee shall be maintained and submitted as soon as practicable to the Board. In addition, the Committee will report to the Board on the Committee's activities at the Board meeting following each Committee meeting.

A majority of Committee members shall constitute a quorum.

The members of the Committee shall have the right, for the purposes of discharging the powers and responsibilities of the Committee, to inspect any relevant records of the Company and its subsidiaries. The Committee shall also have the authority to hire independent counsel and other advisors at the Company's expense, if necessary to carry out its duties and the authority to set and pay the compensation for any independent counsel or advisor employed by the Audit Committee.

November 28, 2005

IV.  RESPONSIBILITIES AND DUTIES

The Audit Committee shall:

Documents/Reports Review

(1)     Review and reassess the adequacy of this Charter annually, report to the Board thereon and ensure that it is either published in the annual report or proxy circular once every three years or posted in an up-to-date format on the Company's website.

(2)      Review and recommend for approval by the Board prior to any disclosure:

(i) interim unaudited financial statements;

(ii) audited annual financial statements, in conjunction with the report of the external auditors; and

(iii) all public disclosure documents containing audited or unaudited financial information, including management's discussion and analysis of financial condition and results of operations, any prospectus.

This review shall include, where appropriate, an examination of:

(i) the existence and substance of significant accruals, estimates, or accounting judgments, and the level of conservatism;

(ii) transactions with related parties and adequacy of disclosures; and

(iii) qualifications, if any, contained in letters of representation and the contents of review or audit reports from the Company's external auditors, with respect to the Company's financial statements.

(3)     Review any report which accompanies published financial statements (to the extent such a report discusses financial condition or operating results) for consistency of disclosure with the financial statements themselves.

(4)     Obtain an explanation from management of all significant variances between comparative reporting periods and an explanation from management for items which vary from expected or budgeted amounts as well as from previous reporting periods.

(5)     Review uncertainties, commitments, and contingent liabilities material to financial reporting.

External Audit

(6)     Recommend to the Board of Directors the appointment or reappointment of the external auditors and recommend the fees to be paid to the external auditors. The external auditors are accountable to the Board of Directors and the Audit Committee, as representatives of the Company's shareholders. The external auditors must report directly to the Audit Committee.

November 28, 2005

(7)    Pre-approve all services to be provided by the external auditors.

(8)    On an annual basis, review and discuss a written report by the auditors detailing all factors that might have an impact on the auditors' independence, including all services provided and fees charged by the external auditors.

(9)    Oversee the work, review the performance of the external auditors and approve any proposed change of the external auditors. In such a case, approve the information required to be disclosed by regulations.

(10)   Approve the scope and plan of the annual audit, of the and require the external auditors to review the quarterly financial statements related documents.

(11)   Review the audit findings and recommendations and management's response thereto.

(12)   Review annually with the external auditors the acceptability and the quality of the implementation of generally accounting principles focused on the accounting estimates and judgments made by management and their selection of accounting principles.

(13)   Review any significant disagreement between management the external auditors regarding the financial reporting.

(14)   At least annually consult with the external auditors out of the presence of management about internal controls, the fullness and accuracy of the financial statements, any significant difficulties encountered during the course of the audit including any restrictions on the scope of work or access to required information.

(15)   Consider and if appropriate require the rotation of the lead audit partner, concurring partner and other audit partners.

(16)   Review approve hiring policies for partners, employees and former partners and employees of its present external auditors of its former external auditors.

Internal Audit and Internal Control

(17)   Review any decisions to the need for internal auditing, including whether this function should be outsourced and in that case, approve the supplier which shall not be the external auditors.

(18)   Review and approve the appointment or removal of the director of internal auditing who shall be reporting to a senior officer other than the Corporate Controller.

(19)   Approve the mandate of the internal audit function, and review annually the internal audit plan and the corresponding budgets.

November 28, 2004

(20)   Ensure that management has established and maintained adequate  internal controls and procedures for financial reporting and accounting, with particular emphasis on controls over computerized systems, and review annually a management assessment of the effectiveness of internal controls.

(21)   Review significant internal audit findings, recommendations and management's response,

(22)   Ensure the coordination of the work between internal and external auditors.

(23)   Ensure the internal auditor has ongoing access to the Chairman of the Committee as well as all officers of the Company, particularly the Chairman of the Board and the President.

(24)   At least annually, undertake private discussions with staff of the internal audit function to establish internal audit independence, the level of co-operation received from management, the degree of interaction with the external auditor, and any unresolved material differences of opinion or disputes.

Risk Management

(25)   Review periodically and inquire of management, the internal auditors the external auditors concerning the financial business risks or exposures of the Company and assess the steps management has taken to control such risks. Business risks include, but are not limited to, risks in the nature of treasury-related risks (including foreign exchange risks), information systems-related risks, disclosure quality and standards relating to financial reporting.

Financial Reporting Process

(26)   In consultation with the external auditors and the internal auditors, review the integrity of the financial reporting processes, both internal and external.

(27)   Consider and approve, if appropriate, changes to the accounting principles and practices as recommended by the external auditors, management or the internal auditors.

Legal compliance other responsibilities

(28)   Ensure that management has the proper review system in place to ensure that financial statements, reports and other financial information disseminated to governmental organizations and the public satisfies legal and regulatory requirements.

(29)   Review incidents of fraud, illegal acts, conflicts of interest related-party transactions.

November 28, 2004

(30)   Establish procedures for the receipt, retention and treatment of complaints by the Company regarding accounting, internal accounting controls, or auditing matters, and the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.

(31)   Review claims or potential claims and any other matters as reported to the Committee that could an impact on the financial statements.

(32)   Review the expenses of, including the use of Company by officers.

(33)   Review material matters relating to audits of subsidiaries.

(34)   Perform any other activities consistent with this Charter, the Company's by-laws and governing laws, as the Committee or the Board deems necessary or appropriate.

November 28, 2004